**TWO RIVERS TRADING GROUP, LLC**
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

## 1. Organization and Nature of Business

Two Rivers Trading Group LLC (the "Company") is a Limited Liability Company registered in the State of New York. In April, 2012 the Company, then known as Zone Equity Group LLC was registered with NYSE ARCA as a proprietary trading firm. In May of 2012, the name of the Company was changed to Two Rivers Trading Group LLC. The Company trades regulated and non-regulated commodity futures contracts, currencies, and equities. All trades are cleared through a clearing broker.

## 2. Summary of Significant Accounting Policies

### A. Revenue Recognition

The Company records both realized and unrealized trading profits and losses on a trade date basis.

### B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

### C. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

### D. Fixed Assets

Fixed assets are carried at cost. Depreciation is provided on a straight-line basis using estimated useful lives. Additions and betterments are capitalized, whereas the costs of repairs and maintenance are charged to expense as incurred.

## 3. Income Taxes

As a Limited Liability Company the Members are subject to any taxes on income that the Company may earn. Therefore, there is no provision nor benefit for income taxes in the accompanying Statement of Income.

## 4. Related Party

The Company has an agreement to lease office space from an affiliated company through common ownership. The lease is on a month to month basis. The monthly lease amount is $11,500.

## 5. Commitments and Contingencies

The Company leases two CME International Monetary Market seats. Each lease is for $750 per month. The lease terminates on February 29, 2016. The Company signed a new agreement for two seats that call for monthly payments of $725 per month, and terminates on August 31, 2016.

## 6. Property and Equipment

Major classifications of property and equipment, as of December 31, 2015 are summarized as follows:

| | |
|---|---|
| Furniture and equipment | $156,256 |
| | 156,256 |
| Less: accumulated depreciation | (138,431) |
| | $17,825 |

## 7. Concentration of Credit Risk

The Company maintains its cash balances in one financial institution. The Company also has cash and security and/ or commodity futures positions at several futures commission merchants. At times the value of such accounts can exceed insurance limits.

## 8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2015, the Company's net capital of $2,808,310 was $2,708,310 in excess of its required net capital of $100,000. The Company's capital ratio was 7.45%.

## 9. Subsequent Events

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2015 that would require recognition or disclosure in the financial statements.

## 10. Investments, at Fair Value

The Company adopted ASC 820, Fair Value Measurements ("ASC 820"). ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three level of the fair value hierarchy under ASC 820 are as follows:

Level 1—Quoted prices (unadjusted) in active markets for identical investments at the measurement date.

Level 2—Pricing inputs are other than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. Level 2 pricing inputs include quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are not active, inputs other than quoted prices that are observable for the investment, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

## Investments, at Fair Value (continued)

Level 3—Pricing inputs are unobservable for the investment and are based on the Company's own assumptions about the assumptions that a market participant would use, including inputs derived from extrapolation and interpolation that are not corroborated by observable market data.

In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the investment in its entirety falls is determined based on the lowest level input that is significant to the investment in its entirety. Assessing the significance of a particular input to the investment in its entirety requires judgment, and considers factors specific to the investment.

The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the Company's perceived risk of that investment.

At December 31, 2014, the Company's investments are classified within Level 1 as they were traded in active markets. Fair value was calculated based on the quoted market prices at the measurement date. The Virtual Currency investment is classified as a Level 3 as there is no recognized market in Virtual Currencies.